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                                                                   EXHIBIT 12

                            HERSHEY FOODS CORPORATION
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                   (in thousands of dollars except for ratios)
                                   (Unaudited)


                                                    For the Six Months Ended
                                                      July 2,     July 3,
                                                       1995        1994
Earnings:

  Income before income taxes                         $156,333     $130,134

  Add (deduct):

    Interest on indebtedness                           18,565       16,880
    Portion of rents representative of the
      interest factor(a)                                4,100        3,802
    Amortization of debt expense                           27           32
    Amortization of capitalized interest                1,578        1,447


     Earnings as adjusted                            $180,603     $152,295


Fixed Charges:

    Interest on indebtedness                         $ 18,565     $ 16,880
    Portion of rents representative of the
      interest factor(a)                                4,100        3,802
    Amortization of debt expense                           27           32
    Capitalized interest                                  753        1,968


     Total fixed charges                             $ 23,445     $ 22,682


Ratio of earnings to fixed charges                       7.70         6.71



NOTE:

 (a) Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.